FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                May 10, 2006

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: May 10, 2006
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary





Smith & Nephew receives FDA approval for BIRMINGHAM HIP* Resurfacing system


10 May 2006


Smith & Nephew plc (LSE: SN, NYSE: SNN) announced today that the US Food and Drug Administration (FDA) has approved the BIRMINGHAM HIP* Resurfacing system for use in the United States. The BIRMINGHAM HIP Resurfacing system is the only FDA-approved hip resurfacing product available for use in the US.

Hip resurfacing is an alternative to total hip replacement for patients suffering from abnormalities of the hip, including osteoarthritis.

The BIRMINGHAM HIP Resurfacing system conserves more of a patient's bone than a traditional hip replacement, enabling younger, more active patients to undergo hip replacement surgery while preserving all future surgery options, including a primary hip replacement. The design of The BIRMINGHAM HIP Resurfacing system also offers patients a better range of natural motion with a reduced risk of dislocation.

Sir Christopher O'Donnell, Chief Executive of Smith & Nephew plc, commented, "BIRMINGHAM HIP Resurfacing is an important new addition to the options available for patients in the United States. The procedure has already gained significant market share in countries including the UK and Australia, and we believe it has great potential in the US in patients who are considered too young for conventional replacement surgery. We are pleased to be first to market with a hip resurfacing product in the US, and the BIRMINGHAM HIP Resurfacing system continues the momentum of our innovative new product launches in orthopaedics."


Enquiries

Investors/Media

David Yates/Debbie Scott                              Tel:  +44 (0) 20 7831 3113
Financial Dynamics - London

Jonathan Birt                                              Tel:  +1 212 850 5634
Financial Dynamics - New York

Victor Rocha                                               Tel:  +1 901 399 6771
Smith & Nephew Orthopaedic Reconstruction



About us

Smith & Nephew is a global medical technology business, specialising in Orthopaedic Reconstruction, Orthopaedic Trauma and Clinical Therapies, Endoscopy and Advanced Wound Management products. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the fastest growing global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people's lives. The company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The company has over 8,500 employees and operates in 33 countries around the world generating annual sales of $2.6 billion.


Forward-Looking Statements

This press release contains certain "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding expected revenue growth and trading margins discussed under "Outlook" are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation, claims and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew's expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

* Trademark of Smith & Nephew. Certain names registered at the US Patent and Trademark Office.